Exhibit 99.1

Vitru Limited Reports the Results of the First Intake Cycle of 2022

Florianópolis, Brazil, June 6, 2022 – Vitru Limited, or “Vitru” (Nasdaq: VTRU) reports record results of its first intake cycle of 2022.

The digital education undergraduate intake cycle of Uniasselvi increased 28.6% when compared to the same period of the previous year, purely on an organic basis, reaching 223.9 thousand new students.

This result confirms the resilience of its hybrid model. This substantial growth was despite the high comparison bar of the first intake cycle of 2021 and already takes into account the slight shift in the monthly distribution of the intake, which was more back-ended in the first cycle of 2021, as shown in the following chart:

“As previously disclosed in our last earnings call, the result of the intake cycle is in line with what we were expecting, given that the 2021.1 intake cycle was more back-ended considering the delay in the ENEM exam calendar”, according to Carlos Freitas, Chief Financial Officer.

In the case of Unicesumar, the first digital education undergraduate intake cycle of 2022 was even more impressive, increasing 54.6% when compared to the same period of the previous year, reaching 219.7 thousand new students in the 2022.1 cycle vs the 142.1 thousand students enrolled in the 2021.1 cycle.

About Vitru

Vitru is the leading pure distance learning education group in the postsecondary distance learning market in Brazil. Through its invested companies, Vitru provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students.

Vitru’s mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Vitru does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events, or other factors.

Contact:

Maria Carolina F. Gonçalves, IRO

e-mail: ir@vitru.com.br

website: https://investors.vitru.com.br/